CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee (1)(2)
Notes	$145,000	$4.45

(1)	Calculated in accordance with Rule 457(r) of the Securities Act of 1933.

(2)	Pursuant to Rule 457(p) under the Securities Act of 1933, filing fees of $484,703.23 have already been paid with respect to unsold securities that were previously registered pursuant to a Registration Statement on Form S-3 (No. 333-117770) filed by JPMorgan Chase & Co. on July 30, 2004, and have been carried forward, of which $4.45 offset against the registration fee due for this offering and of which $484,698.78 remains available for future registration fees. No additional registration fee has been paid with respect to this offering.

Pricing supplement no. 317 To prospectus dated December 1, 2005, prospectus supplement dated October 12, 2006 and product supplement no. 60-I dated December 20, 2006	Registration Statement No. 333-130051 Dated February 23, 2007 Rule 424(b)(2)

Structured Investments	JPMorgan Chase & Co. $145,000 Buffered Return Enhanced Notes Linked to the Dow Jones – AIG Commodity IndexSM due February 27, 2009

General

  The notes are designed for investors who seek a return of 1.6 times the appreciation of the Dow Jones – AIG Commodity IndexSM up to a maximum total return on the notes of 30% at maturity. Investors should be willing to forgo interest payments and, if the Index declines by more than 15%, be willing to lose up to 85% of their principal.
  Senior unsecured obligations of JPMorgan Chase & Co. maturing February 27, 2009†.
  Minimum denominations of $1,000 and integral multiples thereof.
  The notes priced on February 23, 2007 and are expected to settle on or about February 28, 2007.

Key Terms

Index:	The Dow Jones – AIG Commodity IndexSM (the “Index”)
Upside Leverage Factor:	1.6
Payment at Maturity:

If the Ending Index Level is greater than the Initial Index Level, you will receive a cash payment that provides you with a return per $1,000 principal amount note equal to the Index Return multiplied by 1.6, subject to a Maximum Total Return on the notes of 30%. For example, if the Index Return is more than 18.75%, you will receive the Maximum Total Return on the notes of 30%, which entitles you to a maximum payment at maturity of $1,300 for every $1,000 principal amount note that you hold. Accordingly, if the Index Return is positive, your payment per $1,000 principal amount note will be calculated as follows, subject to the Maximum Total Return:

$1,000 + [$1,000 x (Index Return x 1.6)]

Your principal is protected against up to a 15% decline of the Index at maturity. If the Ending Index Level declines from the Initial Index Level by up to 15%, you will receive the principal amount of your notes at maturity.

If the Ending Index Level declines from the Initial Index Level by more than 15%, you will lose 1% of the principal amount of your notes for every 1% that the Index declines beyond 15%. Under these circumstances, your final payment per $1,000 principal amount note will be calculated as follows:

$1,000 + [$1,000 x (Index Return + 15%)]
If the Ending Index Level declines from the Initial Index Level by more than 15%, you could lose up to $850 per $1,000 principal amount note.
Buffer Amount:	15%, which results in a minimum payment at maturity of $150 per $1,000 principal amount note.
Index Return:	Ending Index Level – Initial Index Level Initial Index Level
Initial Index Level:	The Index closing level on the pricing date, which was 173.388.
Ending Index Level:	The Index closing level on the Observation Date.
Observation Date:	February 24, 2009†
Maturity Date:	February 27, 2009†
CUSIP:	48123JPK9
†	Subject to postponement in the event of a market disruption event and as described under “Description of Notes — Payment at Maturity” in the accompanying product supplement no. 60-I.

Investing in the Buffered Return Enhanced Notes involves a number of risks. See “Risk Factors” beginning on page PS-5 of the accompanying product supplement no. 60-I and “Selected Risk Considerations” beginning on page PS-1 of this pricing supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this pricing supplement or the accompanying prospectus supplements and prospectus. Any representation to the contrary is a criminal offense.

	Price to Public	Fees and Commissions (1)	Proceeds to Us

Per note	$1,000	$36.91	$963.09

Total	$145,000	$5,351.95	$139,648.05

(1)	J.P. Morgan Securities Inc., whom we refer to as JPMSI, acting as agent for JPMorgan Chase & Co., will receive a commission of $36.91 per $1,000 principal amount note and will use a portion of that commission to allow selling concessions to other dealers of $20.00 per $1,000 principal amount note. See “Underwriting” beginning on page PS-28 of the accompanying product supplement no. 60-I.

The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

JPMorgan

February 23, 2007

ADDITIONAL TERMS SPECIFIC TO THE NOTES

You should read this pricing supplement together with the prospectus dated December 1, 2005, as supplemented by the prospectus supplement dated October 12, 2006 relating to our Series E medium-term notes of which these notes are a part, and the more detailed information contained in product supplement no. 60-I dated December 20, 2006. This pricing supplement, together with the documents listed below, contains the terms of the notes, supplements the term sheet related hereto dated January 29, 2007 and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the accompanying product supplement no. 60-I, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC Web site at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC Web site):

  Product supplement no. 60-I dated December 20, 2006:
  http://sec.gov/Archives/edgar/data/19617/000089109206003843/e25851_424b2.pdf

  Prospectus supplement dated October 12, 2006:
  http://www.sec.gov/Archives/edgar/data/19617/000089109206003117/e25276_424b2.pdf

  Prospectus dated December 1, 2005:
  http://www.sec.gov/Archives/edgar/data/19617/000089109205002389/e22923_base.txt

Our Central Index Key, or CIK, on the SEC Web site is 19617. As used in this pricing supplement, the “Company,” “we,” “us,” or “our” refers to JPMorgan Chase & Co.

Selected Purchase Considerations

  APPRECIATION POTENTIAL — The notes provide the opportunity to enhance returns by multiplying a positive Index Return by 1.6, up to the Maximum Total Return on the notes of 30%, or $1,300 for every $1,000 principal amount note. Because the notes are our senior unsecured obligations, payment of any amount at maturity is subject to our ability to pay our obligations as they become due.
  LIMITED PROTECTION AGAINST LOSS — Payment at maturity of the principal amount of the notes is protected against a decline in the Ending Index Level, as compared to the Initial Index Level, of up to 15%. If the Ending Index Level declines by more than 15%, for every 1% decline of the Index beyond 15%, you will lose an amount equal to 1% of the principal amount of your notes. Accordingly, at maturity, you will receive a payment equal to at least $150 for each $1,000 principal amount note.
  DIVERSIFICATION OF THE DOW JONES – AIG COMMODITY INDEXSM — The Index is composed of exchange-traded futures contracts on physical commodities and is designed to be a highly liquid and diversified benchmark for commodities as an asset class. Its component weightings are determined primarily based on liquidity data, which is the relative amount of trading activity of a particular commodity. See “The Dow Jones – AIG Commodity IndexSM” in the accompanying product supplement no. 60-I for additional information about the Index.
  CAPITAL GAINS TAX TREATMENT — You should review carefully the section entitled “Certain U.S. Federal Income Tax Consequences” in the accompanying product supplement no. 60-I. Subject to the limitations described therein, and based on certain factual representations received from us, in the opinion of our special tax counsel, Davis Polk & Wardwell, it is reasonable to treat your purchase and ownership of the notes as an “open transaction” for U.S. federal income tax purposes. Assuming this characterization is respected, your gain or loss on the notes should be treated as long-term capital gain or loss if you hold the notes for more than a year, whether or not you are an initial purchaser of notes at the issue price. However, the Internal Revenue Service or a court may not respect this characterization or treatment of the notes, in which case the timing and character of any income or loss on the notes could be significantly and adversely affected. You should consult your tax adviser regarding the treatment of the notes, including possible alternative characterizations.

Selected Risk Considerations

An investment in the notes involves significant risks. Investing in the notes is not equivalent to investing directly in the Index or any of the component stocks of the Index. These risks are explained in more detail in the “Risk Factors” section of the accompanying product supplement no. 60-I dated December 20, 2006.

  YOUR INVESTMENT IN THE NOTES MAY RESULT IN A LOSS — The notes do not guarantee any return of principal in excess of $150 per $1,000 principal amount note. The return on the notes at maturity is linked to the performance of the Index and will depend on whether, and the extent to which, the Index Return is positive or negative. Your investment will be exposed to any decline in the Ending Index Level, as compared to the Initial Index Level, beyond the 15% buffer. Accordingly, you could lose up to $850 for each $1,000 principal amount note that you invest in.
  YOUR MAXIMUM GAIN ON THE NOTES IS LIMITED TO THE MAXIMUM TOTAL RETURN — If the Ending Index Level is greater than the Initial Index Level, for each $1,000 principal amount note, you will receive at maturity $1,000 plus an additional amount that will not exceed the Maximum Total Return on the note of 30%, regardless of the appreciation in the Index, which may be significant.

JPMorgan Structured Investments — Buffered Return Enhanced Notes Linked to the Dow Jones – AIG Commodity IndexSM	PS-1
  CERTAIN BUILT-IN COSTS ARE LIKELY TO ADVERSELY AFFECT THE VALUE OF THE NOTES PRIOR TO MATURITY — While the payment at maturity described in this pricing supplement is based on the full principal amount of your notes, the original issue price of the notes includes the agent’s commission and the cost of hedging our obligations under the notes through one or more of our affiliates. As a result, the price, if any, at which JPMSI will be willing to purchase notes from you in secondary market transactions will likely be lower than the original issue price, and any sale prior to the maturity date could result in a substantial loss to you. The notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your notes to maturity.
  NO INTEREST PAYMENTS OR RIGHTS IN THE EXCHANGE-TRADED FUTURES CONTRACTS — As a holder of the notes, you will not receive any interest payments, and you will not have any rights that holders of the exchange-traded futures contracts on the commodities underlying the Index have.
  LACK OF LIQUIDITY — The notes will not be listed on any securities exchange. JPMSI intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMSI is willing to buy the notes.
  POTENTIAL CONFLICTS — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and hedging our obligations under the notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes.
  MANY ECONOMIC AND MARKET FACTORS WILL IMPACT THE VALUE OF THE NOTES — In addition to the level of the Index on any day, the value of the notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:
    the expected volatility of the Index;
    the time to maturity of the notes;
    the market price of the physical commodities upon which the futures contracts that compose the Index are based (the “Index Commodities”) or the exchange-traded futures contracts on the Index Commodities;
    interest and yield rates in the market generally;
    a variety of economic, financial, political, regulatory, geographical, agricultural, meteorological or judicial events; and
    our creditworthiness, including actual or anticipated downgrades in our credit ratings.

What is the Total Return on the Notes at Maturity Assuming a Range of Performance for the Index?

The following table illustrates the hypothetical total return at maturity on the notes. The “total return” as used in this pricing supplement is the number, expressed as a percentage, that results from comparing the payment at maturity per $1,000 principal amount note to $1,000. The hypothetical total returns set forth below assume an Initial Index Level of 170 and reflect the Maximum Total Return on the notes of 30%. The hypothetical total returns set forth below are for illustrative purposes only and may not be the actual total returns applicable to a purchaser of the notes. The numbers appearing in the following table and examples have been rounded for ease of analysis.

Ending Index Level	Index Return	Total Return

306.00	80.00%	30.00%
272.00	60.00%	30.00%
255.00	50.00%	30.00%
238.00	40.00%	30.00%
221.00	30.00%	30.00%
204.00	20.00%	30.00%
201.88	18.75%	30.00%
187.00	10.00%	16.00%
178.50	5.00%	8.00%
170.00	0.00%	0.00%
161.50	-5.00%	0.00%
153.00	-10.00%	0.00%
144.50	-15.00%	0.00%
136.00	-20.00%	-5.00%
119.00	-30.00%	-15.00%
102.00	-40.00%	-25.00%
85.00	-50.00%	-35.00%
68.00	-60.00%	-45.00%
51.00	-70.00%	-55.00%
34.00	-80.00%	-65.00%
17.00	-90.00%	-75.00%
0.00	-100.00%	-85.00%

JPMorgan Structured Investments — Buffered Return Enhanced Notes Linked to the Dow Jones – AIG Commodity IndexSM	PS-2

Hypothetical Examples of Amounts Payable at Maturity

The following examples illustrate how the total returns set forth in the table above are calculated.

Example 1: The level of the Index increases from the Initial Index Level of 170 to an Ending Index Level of 178.50. Because the Ending Index Level of 178.50 is greater than the Initial Index Level of 170 and the Index Return of 5% multiplied by 1.6 does not exceed the Maximum Total Return of 30%, the investor receives a payment at maturity of $1,080 per $1,000 principal amount note, calculated as follows:

$1,000 + [$1,000 x (5% x 1.6)] = $1,080

Example 2: The level of the Index decreases from the Initial Index Level of 170 to an Ending Index Level of 144.50. Because the Ending Index Level of 144.50 is less than the Initial Index Level of 170 by not more than the Buffer Amount of 15%, the investor receives a payment at maturity of $1,000 per $1,000 principal amount note.

Example 3: The level of the Index increases from the Initial Index Level of 170 to an Ending Index Level of 204. Because the Index Return of 20% multiplied by 1.6 exceeds the Maximum Total Return of 30%, the investor receives a payment at maturity of $1,300 per $1,000 principal amount note, the maximum payment on the notes.

Example 4: The level of the Index decreases from the Initial Index Level of 170 to an Ending Index Level of 119. Because the Ending Index Level of 119 is less than the Initial Index Level of 170 by more than the Buffer Amount of 15%, the Index Return is negative and the investor receives a payment at maturity of $850 per $1,000 principal amount note, calculated as follows:

$1,000 + [$1,000 x (-30% + 15%)] = $850

Example 5: The level of the Index decreases from the Initial Index Level of 170 to an Ending Index Level of 0. Because the Ending Index Level of 0 is less than the Initial Index Level of 170 by more than the Buffer Amount of 15%, the Index Return is negative and the investor receives a payment at maturity of $150 per $1,000 principal amount note, which reflects the principal protection provided by the 15% Buffer Amount, calculated as follows:

$1,000 + [$1,000 x (-100% + 15%)] = $150

Historical Information

The following graph sets forth the historical performance of the Dow Jones – AIG Commodity IndexSM based on the weekly Index closing level from January 4, 2002 through February 23, 2007. The Index closing level on February 23, 2007 was 173.388. We obtained the Index closing levels below from Bloomberg Financial Markets. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg Financial Markets.

The historical levels of the Index should not be taken as an indication of future performance, and no assurance can be given as to the Index closing level on the Observation Date. We cannot give you assurance that the performance of the Index will result in the return of any of your initial investment in excess of $150 per $1,000 principal amount note.

JPMorgan Structured Investments — Buffered Return Enhanced Notes Linked to the Dow Jones – AIG Commodity IndexSM	PS-3